UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Promulgated Thereunder

Fast Track Solutions, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-56262	00-0000000
(state or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1349 East Broad Street Columbus, OH	43205
(address of principal executive offices)	(zip code)

780 Reservoir Avenue, #123 Cranston, RI 02910
(former name or former mailing address, if changed since last report)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

Fast Track Solutions, Inc.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being furnished to the holders of record as of July 30, 2021, of the outstanding shares of common stock, par value $0.0001 per share, of Fast Track Solutions Inc. (“Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

CHANGE OF CONTROL TRANSACTION

On July 19, 2021, Fast Track Solutions, Inc., a Nevada Corporation (the “Company”), entered into a Share Purchase Agreement (the “Agreement”) by and among CRS Consulting, LLC, a Wyoming Limited Liability Company (“CRS”), Green Ohio Ventures, LLC, an Ohio Limited Liability Company (“GOHV”), Ian James, and Stephen Letourneau, pursuant to which, on July 30, 2021, (“Closing Date”), CRS sold 700,000 shares of the Company’s Series A Preferred Stock and 250,000,000 shares of Common Stock, representing approximately 89.62% voting control of the Company; 350,000 shares of Series A Preferred Stock were transferred to Ian James, 350,000 shares of Series A Preferred Stock were transferred to Stephen Letourneau, and 250,000,000 shares of Common Stock were transferred to GOHV. The aforementioned purchasers, collectively, paid consideration of three hundred thirty-five thousand dollars ($335,000) (the “Purchase Price”). The consummation of the transactions contemplated by the Agreement resulted in a change in control of the Company, with Ian James, Stephen Letourneau and GOHV becoming the Company’s largest controlling stockholders.

Green Ohio Ventures, LLC is comprised of 20 members. Ian James and Stephen Letourneau retain a majority of the membership interests (collectively constituting approximately 84.12%) of GOVH.

On the Closing Date, July 30, 2021, Mr. Jeffrey DeNunzio resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer. In addition, Mr. DeNunzio resigned as Director on the Closing Date and his resignation is effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

On the Closing Date, Mr. Ian James was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Chairman of the Board of Directors. The appointment of Ian James as Chairman of the Board of Directors is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

Also on the closing date, Mr. Stephen Letourneau was appointed Director. His appointment as Director is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

The resignation of Mr. DeNunzio was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices. There is no arrangement or understanding among the newly appointed officers and directors or any other person pursuant to which they were appointed as a director and officer of the Company.

Effective upon the 10th day after this Schedule 14f-1 has been mailed to the Company’s stockholders (the “Appointment Date”), Mr. Jeffrey DeNunzio’s resignation as Director will become effective.

A stockholder vote was not required and will not be taken with respect to the appointment of Mr. Ian James and Stephen Letourneau, our incoming Directors. You are not required to take any action with respect to the appointments of Mr. James or Letourneau or otherwise with respect to the transactions and events described above.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our director(s), executive officer(s), affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, the incoming officer(s) and or existing officer of the Company has not been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES

The Company has 359,996,332 shares of Common Stock, $0.0001 par value, issued and outstanding and 700,000 shares of Series A Preferred Stock, $0.0001 par value, issued and outstanding. Each one share of the Series A Preferred Stock shall have voting rights equal to one thousand (1,000) votes of Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

After giving effect to the above described transaction, the following table sets forth, as of the date of this report, the number of shares of common and preferred stock owned of record and beneficially by executive officers, directors and persons who beneficially own more than 5% of the voting control of our outstanding shares of stock, inclusive of common and preferred stock.

Unless otherwise indicated, each person/entity named in the following table is assumed to have sole voting power and investment power with respect to all shares of our common and or preferred stock listed as owned by such person/entity. The address of each person/entity is deemed to be the address of the issuer unless otherwise noted.

The percentage of voting control held by each listed person/entity is based on 359,996,332 shares of Common Stock, $0.0001 par value, issued and outstanding and 700,000 shares of Series A Preferred Stock, $0.0001 par value, issued and outstanding as of the date of this report. Each one share of the Series A Preferred Stock shall have voting rights equal to one thousand (1,000) votes of Common Stock.

Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to warrants, rights or conversion privileges exercisable within 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (Common Shares)	Percentage of Class (Common)	Amount and Nature of Beneficial Ownership (Preferred Shares)	Percentage of Class (Preferred Series A)	Total Voting Percentage (Among all Classes)

Officers and Directors
Ian James (1)	0	0%	350,000	50%	33.02%
Stephen Letourneau (1)	0	0%	350,000	50%	33.02%
5% or Greater Shareholders
Green Ohio Ventures, LLC (1)	250,000,000	69.45%	0	50%	23.58%
Total voting percentage					89.62%

Note: Mr. Ian James serves as our Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and his appointment as Chairman of the Board of Directors will be effective 10 days after the filing/mailing of this Schedule 14f-1. Effective 10 days after the filing/mailing of this Schedule 14f-1, Stephen Letourneau will also serve as our Director.

1 Green Ohio Ventures, LLC is comprised of 20 members. Ian James and Stephen Letourneau, collectively, retain a majority of the membership interests (constituting approximately 84.12%) of GOVH. The above row that denotes ownership for Ian James and Stephen Letourneau, individually, is not comprised of their indirect holdings in the Company via Green Ohio Ventures, LLC.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

On the Closing Date, July 30, 2021, Mr. Jeffrey DeNunzio resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer. In addition, Mr. DeNunzio resigned as Director on the Closing Date and his resignation is effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

On the Closing Date, Mr. Ian James was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Chairman of the Board of Directors. The appointment of Ian James as Chairman of the Board of Directors is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

Also on the Closing Date, Mr. Stephen Letourneau was appointed Director, upon which his appointment as Director is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

The resignation of Mr. DeNunzio was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices. There is no arrangement or understanding among the newly appointed officers and directors or any other person pursuant to which they were appointed as a director and officer of the Company.

Mr. James and Letourneau do not have a direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. At this time, the Company does not have any written employment agreements or other formal compensation agreements with our new officers and directors. Compensation arrangements are the subject of ongoing development and the Company will disclose any compensatory arrangements entered into in the future.

The biographical information of Mr. James and Letourneau is below:

Name	Age	Position
Ian James	55	Chief Financial Officer, Chief Financial Officer, President, Secretary, Treasurer and Director [1]
Stephen Letourneau	45	Director [1]
Jeffrey DeNunzio	30	Director [2]

1 Mr. James was appointed as Chairman of the Board of Directors on July 30, 2021; his appointment is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

Mr. Letourneau was appointed as Director on July 30, 2021; his appointment is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

2 Mr. DeNunzio resigned as Director on July 30, 2021, a resignation that is effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

Mr. Ian James, age 55, attended Ohio University from 1984 to 1999 where he obtained a Bachelor of Arts. Mr. James was appointed as President at Green Light Acquisitions, a Cannabis and Hemp investment holding company, where his responsibilities were comprised of providing the Company's strategic vision and development leadership in mergers and acquisitions. He has held this position from June 2014 to the present. In August of 2019, Ian organized the CBD Idea Factory, which became The Ideation Lab in January 2020. Ian has served as the CBD Idea Factory and The Ideation Lab’s Chief Executive Officer from the two companies’ inception until today. From 1995 to 1996, Ian served as Merv Griffin’s Corporate Community and Governmental Relations executive, working in the highly regulated gaming industry. In February 2016, Politico magazine named Ian one of the United States' most influential political thought leaders. Ian has served as a Board Member of the Ohio Center for Journalism since August 2020.

Mr. Stephen Letourneau, age 45, attended University of Cincinnati from 1994 to 1997. Mr. Letourneau was appointed as Chief Brand Officer at Green Light Acquisitions, a Cannabis and Hemp investment holding company, where his responsibilities were comprised of developing the brand ethos for consumer-packaged goods. He has held this position from June 2014 to the present. In August of 2019, Stephen organized the CBD Idea Factory, which became The Ideation Lab in January 2020. Stephen has served as the CBD Idea Factory and The Ideation Lab’s Chief Brand Officer from the two companies’ inception until today. Stephen has served as an Advisory Board Member for Nemacolin Resort in Farmington, PA since August 2015 to the present. Stephen is a Council member for the George Washington University School of Business, Digital Marketing Advisory Council member.

Mr. Jeffrey DeNunzio, age 30, attended Roger Williams University and graduated in 2012 with a double major in Legal Studies and Psychology. Jeffrey DeNunzio served as Chief Executive Officer, Chief Financial Officer, President and Director of NL One Corp., a patent development company, from April 29, 2014 to May 16, 2016. He also served as Chief Financial Officer, and Director of Sigmata Electronics, Inc. an electronics company, from January 28, 2016 through December 11, 2019. From 2012 to Present, Mr. DeNunzio has served as President of V Financial Group, where he assists issuers with edgarization services and various related consulting services. On February 26, 2021, Jeffrey DeNunzio was appointed the sole Officer and Director of Catapult Solutions, Inc., a blank check shell company. On July 23, 2021 Mr. DeNunzio resigned from all positions he held with Catapult Solutions, Inc.

CORPORATE GOVERNANCE

Director Independence

We do not have any independent directors and our Board is in the process of searching for suitable candidates.

Committees of the Board of Directors

Our Board does not have any committees, as companies whose securities are not traded on a national exchange are not required to have Board committees. However, at such time in the future that we appoint independent directors on our Board, we expect to form the appropriate Board committees and identity an audit committee financial expert. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Director Nominations

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for Board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

NEW DIRECTORS AND EXECUTIVE OFFICERS

Our new management team and their backgrounds are as follows:

Name	Age	Position
Ian James	55	Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and Director
Stephen Letourneau	45	Director

Mr. Ian James and Stephen Letourneaus’ biographies appear above, under the heading, “Current Directors and Executive Officers”.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company is to be a party, in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

Stockholder Communications with Directors

Stockholders who want to communicate with our Board or any individual director can write to:

1349 East Broad Street Columbus, OH 43205.

Your letter should indicate that you are a stockholder of our Company. Depending on the subject matter, management will:

•	Forward the communication to the director or directors to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the directors upon request.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Officer and Director Compensation

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to our now former sole officer and soon to be former director by the Company during the year ended February 28, 2021 in all capacities:

Name	Year	Salary	Bonus	Stock Award(s)	Option| Awards	All Other Compensation	Total
Jeffrey DeNunzio	2021	None	None	None	None	None	None

On July 30, 2021, Mr. Jeffrey DeNunzio resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer. In addition, Mr. DeNunzio resigned as Director on the Closing Date and his resignation is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

The Company's former sole officer and director has not received any cash or other remuneration since he was appointed to serve in such capacities. No remuneration of any nature has been paid for on account of services rendered by a director in such capacity.

We have formulated no plans as to the amounts of future cash compensation. It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain members of our management for the purposes of providing services to the surviving entity. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees. There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be disclosed. The Company does not have a standing compensation committee or a committee performing similar functions.

Employment Agreements

We have not entered into employment agreements with any of our officers, directors or employees.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board meetings, but they do not receive any other compensation for serving on the Board.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities (the “Reporting Persons”), to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on a review of the copies of such forms that were received by the Company, or written representations from certain reporting persons that no Form 5s were required for those persons, the Company is aware that certain Form 3s have not been filed showing indirect ownership, and a Form 4 has not been filed showing disposition of securities.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Fast Track Solutions, Inc.

Dated: August 4, 2021	/s/ Ian James
Ian James Chief Executive Officer